Exhibit 10.45

TENNECO INC.

PERSONAL AND CONFIDENTIAL

June 12, 2013

Gregg A. Bolt
541 E. Erie Street, Unit 503
Milwaukee, WI 53202

Dear Gregg:

This letter agreement amends as set forth herein the Offer Letter dated December 6, 2012 by and between Tenneco Inc. and you (the "Offer Letter").

1.	Effective February 1, 2013, the section entitled "Replacement of Forfeited Equity Grants and Benefits" is hereby deleted from the Offer Letter in its entirety and replaced with the following:
Replacement of Forfeited Equity Grants and Benefits
As a result of your forfeiture of certain unvested equity grants and other compensation at your current employer that will occur with your termination of employment, Tenneco will grant you a make-up equity award ("Make-Up Grant," as described below). The Make-Up Grant will consist of Tenneco restricted shares. Subject to the discretion of the CNG Committee, the award will be made in one or more grants over the first one or two years of your employment. The timing and size of the award(s) would be based on the Company's ability to grant shares relative to internal equity constraints, if any, for compensation levels and equity awards to other senior executives within the same year. The first grant of Tenneco restricted stock (6,708 shares valued at $250,000) was made on February 1, 2013. Subject to approval by the CNG Committee, the future grants will be made later in 2013 or in 2014.
For purposes of determining the size of the Make-Up Grant, the value will be based on: 1) the value of your unvested Quad Graphics restricted stock awards that will be forfeited upon termination, plus 2) the "spread" value of in-the-money stock options that will be forfeited upon termination along with an additional +20% premium added to the total calculated value of the in the-money stock options, using a 45-trading day average stock price of Quad Graphics common stock as of your employment date. The total value of the Make-Up Grant also will include the replacement of approximately $10,000 in unvested retirement benefits that you will forfeit upon termination from your current employer. The total value of the Make-Up Grant is $598,947.

2.
The number of shares of Tenneco restricted stock that will be granted to you will be based on the closing share price of Tenneco common stock on each applicable grant date. The Make-up Grant will be substantially in the form currently used by the Company and filed with the Securities and Exchange Commission for restricted stock grants, including with respect to vesting and the payment of dividends on any restricted shares. If your employment with the Company terminates due to your death or Total Disability, you or your spouse, as the case may be, shall be entitled to receive a cash payment in an amount equal to the difference between (i) $598,947 and (ii) the value of the Tenneco restricted stock (valued as of each applicable grant date) previously received by you in connection with the Make-Up Grant. The section entitled "Replacement of Foregone Pay" in the Summary of Employment Terms attached to the Offer Letter is hereby deleted in its entirety.

3.	Except as amended hereby, the Offer Letter shall continue in full force and effect.

Sincerely,

Tenneco Inc.

By: /s/	Gregg M. Sherrill
Name:	Gregg M. Sherrill
Title:	Chairman and Chief Executive Officer

Accepted and Agreed

By: /s/	Gregg A. Bolt
Print Name:	Gregg A. Bolt